Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 19, 2018

Relating to Preliminary Prospectus Supplement dated January 18, 2018 to Prospectus dated June 24, 2016

Registration Statement No. 333-212049

Jernigan Capital, Inc.

7.00% Series B Cumulative Redeemable Perpetual Preferred Stock

Issuer:	Jernigan Capital, Inc. (the “Issuer”)

Securities Offered:	7.00% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”)

Size:	$37,500,000 (1,500,000 shares)

Public Offering Price / Liquidation Preference:	$25.00 per share

Over-allotment Amount:	The Issuer has granted the underwriters a 30-day option to purchase up to an additional 225,000 shares of Series B Preferred Stock at the public offering price less underwriting discounts and commissions.

Underwriting Discount and Commissions:	$0.7875 per share; $1,181,250 total (or $1,358,437.50 if the underwriters exercise their over-allotment option in full)

Net Proceeds (before expenses):	$36,318,750 (or $41,766,562.50 if the underwriters exercise their over-allotment option in full)

Dividend Payments:	Holders of Series B Preferred Stock will be entitled to receive dividend payments only when, as and if authorized by our board of directors and declared by us. We will pay cumulative dividends on the Series B Preferred Stock from the date of original issue at a rate of 7.00% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $1.7500 per share). Dividends will be paid quarterly in arrears on the fifteenth (15th) day of January, April, July and October of each year (or if not a business day, on the immediately preceding business day) to holders of record as of the close of business on the first (1st) day of January, April, July and October of each year (or if not a business day, on the next succeeding business day). The first dividend on the Series B Preferred Stock will be paid on the business day immediately preceding April 15, 2018 to holders of record on the business day immediately succeeding April 1, 2018, and will be a pro rata dividend for the period from, and including, the original issue date to, but excluding the business day immediately preceding April 15, 2018, in the amount of $0.37431 per share.

Ratings:	Not Rated

Maturity:	Perpetual (unless the Series B Preferred Stock is redeemed by the Issuer or converted upon a change of control by the holders)

Use of Proceeds:	The Issuer intends to contribute the net proceeds from this offering to its Operating Company in exchange for OC Units. The Operating Company intends to use the net proceeds from this offering to fund a portion of the Miami portfolio investment or, if the Miami portfolio investment is not consummated, for other existing or future investments in its development portfolio and operating property loan portfolio and for general corporate purposes. Pending these applications, the Operating Company may invest the net proceeds from this offering in interest-bearing accounts and short-term, interest-bearing securities in a manner that is consistent with its intention to qualify for taxation as a REIT.

Optional Redemption:	The Issuer may, at its option, redeem the Series B Preferred Stock in whole or in part, from time to time, at any time on or after January 26, 2023 at a redemption price equal to $25.00 per share, plus any accumulated and unpaid dividends to, but excluding, the date fixed for redemption. Any partial redemption will be on a pro rata basis. The Issuer may also redeem the Series B Preferred Stock in limited circumstances relating to maintaining its qualification as a REIT, as described in the preliminary prospectus supplement.

Special Redemption Option upon a Change of Control:	Upon the occurrence of a Change of Control (as defined in the preliminary prospectus supplement), the Issuer may redeem for cash, in whole or in part, the Series B Preferred Stock within 120 days after the date on which such Change of Control occurred, by paying $25.00 per share, plus any accumulated and unpaid dividends to, but excluding, the date fixed for redemption.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of Series B Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series B Preferred Stock in whole or in part) to convert some or all of the Series B Preferred Stock held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series B Preferred Stock to be converted equal to the lesser of:

•     the quotient obtained by dividing (i) the sum of (x) the liquidation preference amount of $25.00 per share of Series B Preferred Stock, plus (y) any accrued and unpaid dividends (whether or not authorized or declared) to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series B Preferred Stock dividend payment for which dividends have been declared and prior to the corresponding Series B Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum and such declared dividend will instead be paid, on such dividend payment date, to the holder of record of the Series B Preferred Stock to be converted as of 5:00 p.m. New York City time, on such record date) by (ii) the Stock Price (as defined in the preliminary prospectus supplement); and

•      2.74876, the Share Cap (as defined in the preliminary prospectus supplement), subject to certain adjustments,

subject, in each case, to provisions for the receipt of alternative consideration as described in the preliminary prospectus supplement.

Voting Rights:	The Series B Preferred Stock will not have voting rights, except as set forth in the preliminary prospectus supplement.

Expected Listing:	The Issuer intends to apply to list the Series B Preferred Stock on the New York Stock Exchange under the symbol “JCAP PR B.” If the listing application is approved, the Issuer expects trading of the Series B Preferred Stock to commence within 30 days after initial delivery of the Series B Preferred Stock.

CUSIP / ISIN:	476405 204 / US4764052043

Trade Date:	January 19, 2018

Settlement Date:	January 26, 2018 (T + 5)

Book-Running Managers:	Raymond James & Associates, Inc. Morgan Stanley & Co. LLC

Co-Managers:	B. Riley FBR, Inc. BMO Capital Markets Corp. KeyBanc Capital Markets Inc.

The Issuer has filed a registration statement (including a prospectus with the SEC) and preliminary prospectus supplement for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting (i) Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, telephone: (800) 248-8863, email: prospectus@raymondjames.com; or (ii) Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.